P.E. 2/7/02

02017276

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

RECEIVED FEB 25 2002

For the 7th day of February, 2002

Twin Mining Corporation
(Translation of Registrant's Name Into English)
1250 – 155 University Ave., Toronto, Ontario, M5H 3B7
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F__✓__ Form 40-F________

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes______ No___✓_____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

PROCESSED
MAR 04 2002
THOMSON FINANCIAL

GENERAL INSTRUCTIONS

A. Rule as to Use of Form 6-K.

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B. Information and Documents Required to be Furnished.

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer: (I) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its securityholders.

The information required to be furnished pursuant to (I), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness: the results of the submission of matters to a vote of security holders; transactions with directors, officers, or principal security holders; the granting of options or payment of other compensation to directors or

TWIN MINING CORPORATION
Suite 1250, 155 University Avenue
Toronto / Ontario M5H 3B7
Tel: (416) 777-0013 Fax: (416) 777-0014
Web-site:www.twinmining.com E-mail: Info@twinmining.com

Press Release

Twin Mining announces Freightrain JI- FT- 04 Core Sample Results

Toronto, Ontario, (February 7, 2002) – Twin Mining Corporation ("Twin Mining") (TWG – TSE) is pleased to announce that diamond analysis on kimberlite from drill core JI-FT-04 from the Jackson Inlet Freightrain pipe ("JI-FT") indicates comparable results to trench results reported in the press release of December 20, 2000.

Diamond extraction and analysis was performed by Lakefield Research Limited ("Lakefield"). Lakefield Research is accredited by the Standards Council of Canada and CAEAL for specific registered tests."

The JI-FT-04 results indicate not only reproducibility but also an actual increase in the proportion of larger diamonds. Hole JI-FT-04 drilled vertically is located between trenches JI-1 and JI-2 (see press release Dec. 20, 2000).

Freightrain, JI-FT-04 Core Sample Results by Largest Stone Dimension

Hole #	Sample weight (kg)	Number of Diamonds			
		Total Diamonds	0.5mm to 1.00mm one dimension	1.0 to 2.00mm one dimension	+ 2.00mm one dimension
JI-FT-04	**234**	**70**	**6**	**2**	**2**
Trench JI-1	412	213	12	7	0
Trench JI-2	380	142	6	5	2

Freightrain, JI-FT-04 Core Sample Results by Screen Size

Hole #	Sample weight (kg)	Number of Diamonds			
		Total Diamonds	Diamonds 0.425 to 0.85mm sieve size	Diamonds 0.85 to 1.18mm sieve size	Diamonds 1.18mm sieve size
JI-FT-04	**234**	**70**	**7**	**1**	**2**
Trench JI-1	412	213	11	1	1
Trench JI-2	380	142	9	1	2

Hermann Derbuch, President & CEO of Twin Mining said: "We are very encouraged by the results of this drill hole which indicates the reproducibility of diamond results at depth and the fact that the two largest stones were recovered from sections of NQ core (47mm) located at depths of 45.8 meters and 79.2 meters respectively".

The two largest stones measured 2.05x1.43x 0.21 and 2.08x1.43x0.94mm. Eight (8) of the (10) JI-FT-04 macro-diamonds are greater than 0.5mm in at least two dimensions and four (4) of four (4) are greater than 1mm in at least two dimensions.

Diamond results from 14 other JI-FT core holes that intersected kimberlite and two (2) Cargo1 core holes will be announced as soon as they become available. Diamond extraction from the six JI-FT mini-bulk samples, having a dry weight of 228 tonnes, is advancing on schedule, with results expected by the end of the month.

Twin Mining's processing and diamond extraction at Lakefield is regularly audited according to a Quality Assurance/Quality Control program established by MRDI Canada, a division of AMEC E & C Services Limited, an independent internationally recognized firm.

Twin Mining, in addition to exploring the 100% owned Jackson Inlet diamond project on Baffin Island and the 100% owned TORNGAT diamond project on the east side of Ungava Bay in northern Québec, also holds a gold mining project in Idaho, United States of America.

For further information contact:
Hermann Derbuch, P.Eng.
Chairman, President & CEO

Tel.: (416) 777-0013
Fax: (416) 777-0014
E-mail: info@twinmining.com

officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described. The information and documents furnished in this report shall not be deemed
to be "filed" for the purposes of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C. Preparation and Filing of Report.

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page. Eight complete copies of each report on this form shall be deposited with the Commission. At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act. At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed. Unsigned copies shall be conformed.

D. Translations of Papers and Documents Into English.

Reference is made to Rule 12b- 12(d). Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language. English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including Prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof. If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports. In no event are copies of original language documents or reports required to be furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Twin Mining Corporation

(Registrant)

Date February 7th , 2002

Hermann Derbuch
Chairman, President & CEO

❶ Print the name and title of the signing officer under his signature